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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of May, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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
                                    FORM 6-K

                           Commission File No. 0-30852

MONTH FILED               EVENT AND SUMMARY                      EXHIBIT NO.

May, 2007     Press release, dated May 10,                          99.1
              2007, regarding the Registrant's reporting of its financial results for its first quarter ended March 31, 2007.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO FINANCIERO GALICIA S.A.
                                                  (Registrant)

Date: May 11, 2007                                By: /s/Antonio Garces
                                                      --------------------------
                                                  Name:  Antonio Garces
                                                  Title: Chief Executive Officer

                                  EXHIBIT 99.1

                                      [GRAPHIC OMITTED] GRUPO FINANCIERO GALICIA

FOR IMMEDIATE RELEASE

FOR MORE INFORMATION CONTACT:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                       FIRST QUARTER ENDED MARCH 31, 2007

     o (Buenos Aires, Argentina, May 10, 2007) - Grupo Financiero Galicia S.A. ("Grupo Financiero Galicia", "GFG") (Buenos Aires Stock Exchange:
          GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the first quarter of fiscal year 2007, ended March 31, 2007.

NET LOSS FOR THE QUARTER ENDED MARCH 31, 2007

     o Net loss for the first quarter ended March 31, 2007, was Ps$ 18.1 million, or Ps$ 0.015 per share, equivalent to Ps$ 0.15 per ADS.

     o This result was mainly generated by our participation in Banco de Galicia y Buenos Aires S.A. ("the Bank") (Ps$ 33.9 million loss), partially compensated by the income from our participation in Sudamericana Holding (Ps$ 3.9 million) and by the financial income from the holding of bonds and loans issued by the Bank (Ps$ 15.6 million).

     o The Bank recorded a Ps$ 36.2 million net loss affected by losses for Ps$ 50,8 million in connection with the adjustment to the valuation of public-sector assets and to the subscription of the Hedge Bond (Boden
          2012) through the swap of Secured Loans (Prestamos Garantizados), and a Ps$ 30.5 million loss related to the amortization of the legal injuctions (amparos). The adjusted net income (before the charges previously mentioned) was Ps$ 45.1 million.

     o During the quarter, the Bank repaid in advance all of its debt for financial assistance received from the Argentine Central Bank, that as of December 31, 2006 was Ps$ 2,689 million and the process to compensate the Bank for the effects of the asymmetric pesification was completed.

     o After the end of the first quarter, the Bank continued with the process of reducing its exposure to the public sector through the sale of Secured Loans for Ps$ 1,094 million. As a consequence, since December 31, 2005 to date, the Bank repaid debt with the Central Bank for Ps$ 8,612 million and reduced its exposure to the public sector by Ps$ 9,500 million.

     o The table below shows results per share information, based on Grupo Financiero Galicia's financial statements.

                                            FY 2007                 FY 2006
                                          ------------    ----------------------------
                                              1 Q             4 Q             1 Q
EARNINGS PER SHARE                          03/31/07        12/31/06       03/31/06
---------------------------------------   ------------    ------------    ------------
Total Average Shares (in thousands)          1.241.407       1.241.207       1.241.407
Total Shares Outstanding (in thousands)      1.241.407       1.241.407       1.241.407
Book Value per Share                             1,281           1,296           1,299
Book Value per ADS (*)                          12,810          12,960          12,990
Earnings per Share                              (0,015)         (0,074)         (0,012)
Earnings per ADS (*)                            (0,150)         (0,740)         (0,120)

(*) 1 ADS  =10 ordinary shares

     o Grupo Financiero Galicia's first quarter net income represents an annualized return of (0.43)% on average assets and (4.50)% on average shareholders' equity.

                                              FY 2007               FY 2006
                                            ------------   ---------------------------
                                                1 Q            4 Q            1 Q
PROFITABLIITY                                 03/31/07       12/31/06       03/31/06
-----------------------------------------   ------------   ------------   ------------
Return on Average Assets (*)                       (0,43)         (1,45)         (0,17)
Return on Average Shareholders Equity (*)          (4,50)        (22,23)         (3,53)

(*) Annualized.

NET INCOME BY BUSINESS

     The table below shows the breakdown of net income by business.

     o "Income from stake in Sudamericana Holding" includes the results from our interest in such company for the quarter ended December 31 2006.

     o "Income from stake in other companies" includes the results from our interests in Net Investment, Galicia Warrants and Galval.

     o The "Adjustment by deferred tax" line shows the income tax charge determined by Banco Galicia's subsidiaries in accordance with the deferred tax method.

          This adjustment was not performed in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

     o The "Adjustment of treasury shares" (4th quarter 2006) includes the result generated by the sale of GFG shares owned by the Bank due to the liquidation of a financial trust.

     o The "Other income GFG" line includes financial income from GFG holdings of negotiable obligations and loans issued by the Bank (Ps$
          15.6 million) and administrative expenses (Ps$ 3.0 million).

                                                             FY 2007              FY 2006
                                                            ----------    ------------------------
NET INCOME BY BUSINESS                                        1ST.Q        12/31/06      03/31/06
---------------------------------------------------------   ----------    ----------    ----------
Income from stake in Banco Galicia (93.6%)                       (33,9)       (102,0)        (27,3)
Income from stake in Sudamericana Holding (87.5%)                    4           0,4           0,8
Income from stake in other companies                               0,1          (0,2)         (0,1)
Adjustment result by deferred tax in subsidiary companies          3,2           3,5           1,4
Adjustment of tresaury shares                                        -           2,5             -
Other Income GFG                                                  13,5           5,9          17,1
Income tax                                                        (4,9)         (2,3)         (6,2)
Net Income for the period                                        (18,1)        (92,2)        (14,3)

                                                            In millions of pesos

CONFERENCE CALL

On Monday, May 14 at 11:00 A.M. Eastern Standard Time (12:00 A.M. Buenos Aires
Time), GFG will host a conference call to review this results.

The call-in number is: (719) 457-2658

If you are unable to participate in the call, a replay will be available from Monday, May 14 at 2:00 P.M. Eastern Standard Time until Friday, May, 18 at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 4905546.

--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

GRUPO FINANCIERO GALICIA S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                                  In millions of pesos
                                                        --------------------------------------------------------------
                                                         03/31/07     12/31/06     09/30/06     06/30/06     03/31/06
                                                        ----------   ----------   ----------   ----------   ----------
CASH AND DUE FROM BANKS                                    2.062,6      2.294,8      1.629,4      1.334,9      1.244,7
GOVERNMENT AND CORPORATE SECURITIES                        2.272,4      3.188,6      3.456,4      4.241,5      4.168,2
LOANS                                                     10.701,8     10.514,6     11.149,7     10.761,0     10.285,2
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                                 3.841,0      5.442,0      7.187,0      6.166,8      6.647,5
EQUITY IN OTHER COMPANIES                                     40,5         35,6         64,4         63,1         74,2
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                                     1.263,3      1.264,2      1.229,9      1.200,2      1.181,3
OTHER ASSETS                                               1.005,9        894,4        731,7        741,4        742,1
TOTAL ASSETS                                              21.187,5     23.634,2     25.448,5     24.508,9     24.343,2
DEPOSITS                                                  11.858,1     10.779,4     10.412,7      9.703,3      8.930,3
- Non-Financial Government Sector                             79,7         63,9         62,7         66,0         59,9
- Financial Sector                                           153,9        154,3        199,3        315,3          4,9
- Non-Financial Private Sector and Residents Abroad       11.624,5     10.561,2     10.150,7      9.322,0      8.865,5
  - Current Accounts                                       2.080,1      1.982,8      1.790,9      1.754,6      1.606,3
  - Savings Accounts                                       2.647,5      2.442,9      2.367,8      2.307,7      2.293,0
  - Time Deposits                                          6.536,0      5.789,3      5.638,0      4.915,9      4.650,9
  - Investment Accounts                                        5,6          4,0          4,0          0,1          0,1
  - Other                                                    209,8        211,3        222,7        206,4        193,4
  - Accrued interest and quotation diferences payable        145,5        130,9        127,3        137,3        121,8
OTHER BANKS AND INTERNATIONAL ENTITIES                       446,6      1.125,3      1.136,7        999,9      1.097,0
NEGOTIABLE OBLIGATIONS                                     3.511,2      3.587,0      3.294,7      3.572,0      3.502,3
OTHER LIABILITIES                                          3.615,4      6.366,8      8.746,4      8.416,1      9.056,0
MINORITY INTERESTS                                           165,9        167,2        157,9        150,7        145,1
TOTAL LIABILITIES                                         19.597,2     22.025,7     23.748,4     22.842,0     22.730,7
SHAREHOLDERS' EQUITY                                       1.590,3      1.608,5      1.700,1      1.666,9      1.612,5
INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                                   2,23         2,57         2,09         1,94         2,90
Wholesale Price Index (%) (**)                                1,75         0,68         1,29         2,58         2,30
C.E.R. (%) (**)                                               2,52         2,46         1,65         2,65         2,96
Exchange Rate ($/U$S) (***)                                 3,1007       3,0695       3,1043       3,0848       3,0808

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)  Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 -
      Reference Exchange Rate

GRUPO FINANCIERO GALICIA S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                             In millions of pesos
                                                        --------------------------------------------------------------
QUARTER ENDED:                                           03/31/07     12/31/06     09/30/06     06/30/06     03/31/06
-----------------------------------------------------   ----------   ----------   ----------   ----------   ----------
FINANCIAL INCOME                                             476,9        428,7        514,3        631,6        655,2
- Interest on Cash and Due From Bank                           3,7          0,6          0,3          0,0          0,0
- Interest on Loans to the Financial Sector                    2,3          1,0          0,6          0,7          0,6
- Interest on Overdrafts                                      19,6         21,0         20,6         15,9         12,2
- Interest on Notes                                           59,8         58,1         51,5         48,2         42,8
- Interest on Mortgage Loans                                  20,6         20,3         19,0         16,2         14,5
- Interest on Pladge Loans                                     2,5          2,2          2,0          4,1          3,8
- Interest on Credit Card loans                               90,7         89,6         65,2         65,4         60,9
- Interest on Other Loans                                     40,1         36,5         27,1         22,5         19,7
- Net Income from Government and Corporate Securities         35,5       (66,5)         66,7        154,2         86,8
- On Other Receivables Resulting from Financial
   Brokerage                                                  10,3         34,7         48,1         45,0         44,1
- Net Income from Guaranteed Loans-Decree 1387/01             30,3         46,6         51,9         43,5         52,8
- Adjustment by application of adjusting index                89,9        149,5        121,4        181,6        277,6
- Other                                                       71,6         35,1         39,9         34,3         39,4
FINANCIAL EXPENSES                                           354,5        442,7        408,0        453,0        547,9
- Interest on Demand Accounts Deposits                         4,1          4,2          5,1          5,4          6,3
- Interest on Saving Accounts Deposits                         1,4          1,2          1,2          1,0          0,7
- Interest on Time Deposits                                  114,6        106,5         89,0         66,1         51,4
- Interest on Loans from Financial Sector                      1,3          1,4          1,1          1,4          1,6
- For other Liabilities resulting from Financial
   Brokerage                                                  91,6         87,1         67,8         80,6         83,4
- Interest on Subordinated Negotiable Obligations             23,2         22,0         22,5         17,8         14,2
- Other interest                                              42,3         38,4         43,2         41,4         63,6
- Adjustment by application of adjusting index                43,2        126,7        121,8        182,3        266,9
- Other                                                       32,8         55,2         56,3         57,0         59,8
GROSS BROKERAGE MARGIN                                       122,4       (14,0)        106,3        178,6        107,3
PROVISIONS FOR LOAN LOSSES                                    49,4         26,3         20,6         34,5         29,5
INCOME FROM SERVICES, NET                                    200,0        192,8        173,6        158,6        147,0
ADMINISTRATIVE EXPENSES                                      276,2        278,3        253,4        227,1        215,7
- Personnel Expenses                                         144,2        146,3        128,6        124,3        107,4
- Directors' and Syndics' Fees                                 1,7          2,0          1,8          1,2          1,0
- Other Fees                                                   8,1          9,9          9,5          9,7          7,0
- Advertising and Publicity                                   24,3         26,0         25,3         12,3         20,9
- Taxes                                                       13,6         15,0         13,1         11,2         11,2
- Other Operating Expenses                                    62,3         58,1         55,1         51,9         51,9
- Other                                                       22,0         21,0         20,0         16,5         16,3
MINORITY INTEREST                                              4,6        (1,3)        (7,3)        (6,7)        (3,7)
INCOME FROM EQUITY INVESTMENTS                                 0,3        (1,2)          2,6        (9,9)        (5,9)
NET OTHER INCOME                                               6,4         49,6         57,2         32,2          4,9
INCOME TAX                                                    26,2         13,5         25,2         36,8         18,7
NET INCOME                                                  (18,1)       (92,2)         33,2         54,4       (14,3)

(*) Grupo Financiero Galicia, consolidated with subsidiary companies ( Art. 33 - Law 19550).